Exhibit 99.1

Press Release
Descartes Announces Fiscal 2025 First Quarter Financial Results
Record Revenues and Income from Operations
WATERLOO, Ontario and ATLANTA, Georgia, May 29, 2024 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2025 first quarter (Q1FY25). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Global trade is complex and constantly evolving. Supply chains and logistics operations continue to be impacted by a myriad of factors, including military conflicts, disruptions to trade routes, government sanctions, and material changes to taxes and tariffs," said Edward J. Ryan, Descartes' CEO. "Our technology solutions are designed to help shippers, carriers and logistics services providers manage this dynamic complexity. We remain focused on delivering valued services to all supply chain participants and making meaningful investments that will help our customers manage their immediate and future supply chain and logistics challenges.”

Q1FY25 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q1FY25 included:
•	Revenues of $151.3 million, up 11% from $136.6 million in the first quarter of fiscal 2024 (Q1FY24) and up 2% from $148.2 million in the previous quarter (Q4FY24);
•
Revenues were comprised of services revenues of $137.8 million (91% of total revenues), professional services and other revenues of $13.0 million (9% of total revenues) and license revenues of $0.5 million (less than 1% of total revenues). Services revenues were up 11% from $124.1 million in Q1FY24 and up 2% from $135.7 million in Q4FY24;

•
Cash provided by operating activities of $63.7 million, up 30% from $48.9 million in Q1FY24 and up 25% from $50.8 million in Q4FY24; Cash provided by operating activities was negatively impacted by nil, nil and $12.6 million in Q1FY25, Q1FY24 and Q4FY24, respectively, related to contingent consideration payments due to better-than-expected performance from recent acquisitions;

•	Income from operations of $42.4 million, up 16% from $36.5 million in Q1FY24 and up 15% from $37.0 million in Q4FY24;
•	Net income of $34.7 million, up 18% from $29.4 million in Q1FY24 and up 9% from $31.8 million in Q4FY24. Net income as a percentage of revenues was 23%, compared to 22% in Q1FY24 and 21% in Q4FY24;
•	Earnings per share on a diluted basis of $0.40, up 18% from $0.34 in Q1FY24 and up 8% from $0.37 in Q4FY24; and
•
Adjusted EBITDA of $67.0 million, up 16% from $57.7 million in Q1FY24 and up 2% from $65.7 million in Q4FY24. Adjusted EBITDA as a percentage of revenues was 44%, compared to 42% in Q1FY24 and 44% in Q4FY24.

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Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY25	Q4 FY24	Q3 FY24	Q2 FY24	Q1 FY24
Revenues	151.3	148.2	144.7	143.4	136.6
Services revenues	137.8	135.7	130.4	130.7	124.1
Gross margin	77%	76%	76%	76%	76%
Cash provided by operating activities	63.7	50.8	56.1	52.0	48.9
Income from operations	42.4	37.0	32.4	36.8	36.5
Net income	34.7	31.8	26.6	28.1	29.4
Net income as a % of revenues	23%	21%	18%	20%	22%
Earnings per diluted share	0.40	0.37	0.31	0.32	0.34
Adjusted EBITDA	67.0	65.7	63.5	60.6	57.7
Adjusted EBITDA as a % of revenues	44%	44%	44%	42%	42%

Cash Position
At April 30, 2024, Descartes had $238.9 million in cash. Cash decreased by $82.1 million in Q1FY25. The table set forth below provides a summary of cash flows for Q1FY25 in millions of dollars:

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Q1FY25
Cash provided by operating activities	63.7
Additions to property and equipment	(1.8)
Acquisitions of subsidiaries, net of cash acquired	(140.0)
Issuances of common shares, net of issuance costs	4.2
Payment of withholding taxes on net share settlements	(6.7)
Effect of foreign exchange rate on cash	(1.5)
Net change in cash	(82.1)
Cash, beginning of period	321.0
Cash, end of period	238.9

Acquisition of OCR
On March 28, 2024, Descartes acquired OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand.

Acquisition of ASD
On April 22, 2024, Descartes acquired Aerospace Software Developments (“ASD”), a leading provider of customs and regulatory compliance solutions.  The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $5.1 million expected to be paid by the end of Descartes’ fiscal 2025 fourth quarter.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, May 29. Designated numbers are +1 289 514 5100 for North America and +1 800 717 1738 for international, using conference ID 99482.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until June 6, 2024, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 99482#.  An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.
About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation

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invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, such as the COVID-19 virus (the "Pandemic") on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict, Israel-Hamas Conflict and the Pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses

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associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

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Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed four acquisitions since the beginning of fiscal 2024 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY25, Q4FY24, Q3FY24, Q2FY24, and Q1FY24, which we believe is the most directly comparable GAAP measure.

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	Q1FY25	Q4FY24	Q3FY24	Q2FY24	Q1FY24
Net income, as reported on Consolidated Statements of Operations	34.7	31.8	26.6	28.1	29.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(4.1)	(3.4)	(2.7)	(2.0)	(1.6)
Income tax expense	11.5	8.3	8.2	10.4	8.4
Depreciation expense	1.4	1.4	1.5	1.4	1.3
Amortization of intangible assets	15.0	15.1	15.3	15.5	14.7
Stock-based compensation and related taxes	4.3	4.7	4.6	4.4	3.3
Other charges	3.9	7.5	9.7	2.5	1.9
Adjusted EBITDA	67.0	65.7	63.5	60.6	57.7

Revenues	151.3	148.2	144.7	143.4	136.6
Net income as % of revenues	23%	21%	18%	20%	22%
Adjusted EBITDA as % of revenues	44%	44%	44%	42%	42%

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The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	238,922	320,952
Accounts receivable (net)
Trade	53,861	51,569
Other	11,782	12,193
Prepaid expenses and other	37,097	33,468
	341,662	418,182
OTHER LONG-TERM ASSETS	25,218	24,737
PROPERTY AND EQUIPMENT, NET	11,630	11,552
RIGHT-OF-USE ASSETS	6,763	6,257
DEFERRED INCOME TAXES	2,262	2,097
INTANGIBLE ASSETS, NET	323,406	251,047
GOODWILL	832,290	760,413
	1,543,231	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	19,068	17,484
Accrued liabilities	100,527	91,824
Lease obligations	3,110	3,075
Income taxes payable	9,685	6,734
Deferred revenue	96,290	84,513
	228,680	203,630
LONG-TERM DEBT	-	-
LEASE OBLIGATIONS	4,300	3,903
DEFERRED REVENUE	1,765	1,464
INCOME TAXES PAYABLE	4,761	6,153
DEFERRED INCOME TAXES	37,167	21,101
	276,673	236,251

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,390,142 at April 30, 2024 (January 31, 2024 – 85,183,455)	557,741	551,164
Additional paid-in capital	489,378	494,701
Accumulated other comprehensive income (loss)	(35,983)	(28,586)
Retained earnings	255,422	220,755
	1,266,558	1,238,034
	1,543,231	1,474,285

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2024	2023

REVENUES	151,348	136,614
COST OF REVENUES	35,413	32,885
GROSS MARGIN	115,935	103,729
EXPENSES
Sales and marketing	17,471	17,053
Research and development	22,191	20,067
General and administrative	14,948	13,444
Other charges	3,918	1,933
Amortization of intangible assets	15,024	14,674
	73,552	67,171
INCOME FROM OPERATIONS	42,383	36,558
INTEREST EXPENSE	(273)	(337)
INVESTMENT INCOME	4,059	1,561
INCOME BEFORE INCOME TAXES	46,169	37,782
INCOME TAX EXPENSE (RECOVERY)
Current	12,318	7,621
Deferred	(816)	808
	11,502	8,429
NET INCOME	34,667	29,353
EARNINGS PER SHARE
Basic	0.41	0.35
Diluted	0.40	0.34
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,274	84,949
Diluted	87,116	86,746

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2024	2023
OPERATING ACTIVITIES
Net income	34,667	29,353
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,358	1,265
Amortization of intangible assets	15,024	14,674
Stock-based compensation expense	3,769	2,919
Other non-cash operating activities	96	220
Deferred tax (recovery) expense	(816)	808
Changes in operating assets and liabilities	9,643	(384)
Cash provided by operating activities	63,741	48,855
INVESTING ACTIVITIES
Additions to property and equipment	(1,764)	(1,203)
Acquisition of subsidiaries, net of cash acquired	(139,973)	(142,700)
Cash used in investing activities	(141,737)	(143,903)
FINANCING ACTIVITIES
Payment of debt issuance costs	(38)	(39)
Issuance of common shares for cash, net of issuance costs	4,231	5,455
Payment of withholding taxes on net share settlements	(6,745)	(4,886)
Cash provided by (used in) financing activities	(2,552)	530
Effect of foreign exchange rate changes on cash	(1,482)	320
Decrease in cash	(82,030)	(94,198)
Cash, beginning of period	320,952	276,385
Cash, end of period	238,922	182,187

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